[Sullivan & Cromwell Letterhead]

April 15, 2019

VIA EMAIL, EDGAR & FEDERAL EXPRESS

Christina Chalk, Senior Special Counsel,

Office of Mergers and Acquisitions, Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:                             Navient Corporation

PREN14A filed on April 4, 2019

Filed by Canyon Capital Advisors LLC, et al.

File No. 1-36228

Dear Ms. Chalk:

On behalf of Canyon Capital Advisors, LLC and its affiliates (“Canyon”), set forth below is the response to the comments of the Staff in the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were set forth in your letter dated April 11, 2019 (the “Comment Letter”) regarding our client’s preliminary proxy statement, filed with the Commission on April 4, 2019 (the “Preliminary Proxy Statement”), for the 2019 Annual Meeting of Stockholders of Navient Corporation (“Navient” or the “Company”).  For your convenience, this letter is formatted to reproduce your comment in bold text followed by our response, and the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

In addition, Canyon has revised the Preliminary Proxy Statement in response to the Staff’s comments and is filing concurrently with this letter an amendment to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”), which reflects these revisions and updates certain other information.  Unless otherwise indicated, all page numbers referenced herein are to the applicable pages of the Amended Preliminary Proxy Statement.

General

1.              We note that Canyon filed a Schedule 13G reporting ownership of its stake in the Company on February 14, 2018. We further note that on March 2, 2018, Canyon contacted the Company’s Chief Executive Officer and recommended that Navient hire an adviser to examine and advise on several aspects of the Company’s business operations. Further, on March 5, 2018, Canyon again recommended in a call with Company representatives that Navient hire and announce that it had hired a financial advisor. Please advise why, given these activities in early March 2018, Canyon waited until April 4, 2018 to report on Schedule 13D.

We do not believe a shareholder is disqualified from continuing to report beneficial ownership on Schedule 13G solely due to its recommendations to management where there is no purpose or effect of changing or influencing control of the issuer.  See the answer to Question 103.11 of the Compliance and Disclosure Interpretation concerning Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting.

Canyon’s recommendation to Company representatives on March 2 and March 5, 2018 that the Company hire a financial advisor to review certain aspects of the Company’s business operations were to suggest a course of action Canyon believed could help improve the Company’s performance.  Canyon’s recommendation on March 5, 2018 that the Company publicly announce hiring that financial advisor was to ensure that all shareholders would be aware of the Company’s steps in addressing performance issues.  Neither of these recommendations had the purpose or effect of changing or influencing control.

The facts and circumstances changed on April 2, 2018, when Company announced that John K. Adams would not be standing for re-election to the Company’s board of directors at the 2018 annual stockholders meeting.  Shortly after that announcement, Canyon decided to discuss potential director candidates with the Company and potentially take other actions, as disclosed in Canyon’s Schedule 13D filed on April 4, 2018.

Based on the facts and circumstances as we understand them, we do not believe Canyon was required to report its ownership of Company shares on Schedule 13D before it did so on April 4, 2018.

Preliminary Proxy Statement filed on April 4, 2019

2.              The correct EDGAR tag for a preliminary proxy statement for an election contest is PREC14A rather than PREN14A. Please make this change with your next filing.

We are filing the Amended Preliminary Proxy Statement with EDGAR tag PREC14A.

3.              The Company’s proxy statement includes four matters to be acted upon. Only three matters are listed in your proxy statement and on your card. Please revise or advise whether you will solicit only as to three matters. If the latter, revise the disclosure in your proxy statement to note that shareholders granting you a proxy will be disenfranchised with respect to the vote on the Company’s amended employee stock purchase plan.

Canyon filed the Preliminary Proxy Statement prior to the date the Company filed its preliminary proxy statement and accordingly, Canyon was not aware of the Company’s proposal to approve the amended employee stock purchase plan at the time Canyon made its filing.  The disclosures on pages 9 and elsewhere in the Amended Preliminary Proxy Statement have now been revised to reflect this proposal in response to the Staff’s comment.

4.              While we understand what you mean by statements such as “none of the nominees has any affiliation with Canyon” (page 2 and elsewhere in the proxy statement), the individual director candidates for whom you are soliciting proxies do have some affiliation with Canyon by virtue of being your nominees in this election contest. Please revise this and similar statements throughout the proxy statement to clarify (if true) that you have no past or ongoing employment or other relationship with any of your nominees beyond this proxy contest.

The disclosure on page 2 has been revised in response to the Staff’s comment.

5.              See our last comment above. We understand that at Canyon’s recommendation, the Company previously appointed one existing director (Mr. Frederick Arnold). This fact should be disclosed where relevant in the proxy statement, including where you discuss directors’ and nominees’ affiliation with Canyon, as well as where you discuss the minority status of your nominees if they are elected to the Board of Directors. The circumstances leading up to the appointment of Mr. Arnold in August 2018 should also be described in the Background section.

The disclosures on pages 2 and 3 have been revised in response to the Staff’s comment.

Background, page 2

6.              Expand the discussion of your acquisition proposal/indication of interest to acquire the Company to provide a more fulsome discussion of the process and its evolution, including how and when in the process it was abandoned and by whom. In addition, describe the material terms of your acquisition proposal and discuss any “sticking points” that caused the proposal to fail. This expanded discussion should also note the involvement of Platinum Equity Advisors LLC in submitting a joint indication of interest to acquire Navient, and a discussion of Platinum’s role in this proxy contest (if any).

The disclosure on page 2 has been revised in response to the Staff’s comment.  As discussed in the revised disclosure, the expression of interest submitted to the Company was just that — an expression of interest — and not an acquisition proposal.  As is common for an expression of interest, it did not address other terms of a potential acquisition, and thus there were no “sticking points” causing the proposal to fail.

7.              We note your disclosure that you do not intend to participate in an acquisition process “at this time.” Does this mean you have given up plans to advocate for a sale of Navient to you or any third party? Or does it mean that you will focus on getting your nominees elected, after which time you may consider pursuing a sale again? Please clarify.

The disclosure on page 2 has been revised in response to the Staff’s comment.

8.              See our comment above regarding existing director Frederick Arnold. Expand this section to discuss your director recommendations to Navient in 2018, and the Company’s appointment of Mr. Arnold at your suggestion.

The disclosures on pages 2 and 3 have been revised in response to the Staff’s comment.

Reasons for the Solicitation, page 2

9.              You assert that “the Board adjusted the metrics used in the executive compensation program to deemphasize efficiency in operations… This change in metrics disrupted the alignment of management and shareholder interests that incentive plans are intended to foster.” Please revise to clarify that the statement of the Board’s motivations and the alleged resulting misalignment in interests represent your opinion.

The disclosure on page 2 has been revised in response to the Staff’s comment.

10.       Please provide a cite or support for your statement here that ‘[f]ollowing the spin-off from Sallie Mae, the Company’s legacy loan assets were producing substantial cash flows, which were used to pay down unsecured debt and provide returns for shareholders via dividends and buybacks.”

The disclosure on page 2 has been revised in response to the Staff’s comment.

Broker Non-Votes, page 11

11.       Your disclosure states that if a shareholder holds his or her shares in street name through a custodian and does not provide voting instructions “on any proposal on which your broker does not have discretionary authority to vote,” a broker non-vote will occur. However, since this is a contested solicitation, there will be no discretionary authority on any matters as to proxies solicited by you. Please revise to clarify.

The disclosure on page 11 has been revised in response to the Staff’s comment.

Certain Additional Information, page 14

12.       You state: “You are advised to read this Proxy Statement and other relevant documents when they become available because they will contain important information.” Revise to specify the “other relevant documents” to which you are referring here.

The disclosure on page 14 has been revised in response to the Staff’s comment.

*                                      *                                         *                                         *                                         *                                         *

In connection with this response to the Staff’s comment, Canyon acknowledged to me and I therefore acknowledge on its behalf that:

•                  Canyon is responsible for the adequacy and accuracy of the disclosure in the Amended Preliminary Proxy Statement;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the Amended Preliminary Proxy Statement; and

•                  Canyon may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments.  If you have further comments or questions, we stand ready to respond as quickly as possible.  If you wish to contact us directly, you can reach me at (212) 558-3738.

Sincerely,

/s/ Alan J. Sinsheimer

cc:                                Jonathan Heller

Jared Goldman

Sergey Kamensky

(Canyon Capital Advisors, LLC)

Joseph C. Shenker

(Sullivan & Cromwell LLP)